December 12, 2023 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	300 Colorado Street, Suite 2400
Austin, TX 78701
Tel: +1.737.910.7300 Fax: +1.737.910.7301
www.lw.com

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Attn:	Jennifer O'Brien

Shannon Buskirk

Irene Barberena-Meissner

Kevin Dougherty

Re:	Diversified Energy Company plc

Amendment No. 1 to Registration Statement on Form 20-F

Submitted December 7, 2023

CIK No. 0001922446

To the addressees set forth above:

On behalf of Diversified Energy Company plc (the “Company”) and in connection with Amendment No. 1 to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2023 (the “Prior Draft Submission”), we are hereby submitting the Company’s responses to the comment letter to the Prior Draft Submission received on December 11, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Prior Draft Submission.

Item 4. Information on the Company Recent Developments, page 38

1.	We note from your disclosure on pages 39 and 65 that your 20-for-1 reverse stock split became effective on December 5, 2023. Since your registration statement is not yet effective, please explain to us why the financial statements have not been retrospectively adjusted for the reverse stock split. Refer to the guidance in i) paragraph 64 of IAS 33 and ii) SAB Topic 4.C.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the guidance in i) paragraph 64 of IAS 33 and ii) SAB Topic 4.C. in determining not to retrospectively adjust the Company’s financial statements for the effect of its 20-for-1 reverse stock split.

December 12, 2023

The Company’s interim condensed consolidated financial statements for the six months ended June 30, 2023 and 2022 and its consolidated financial statements for the years ended December 31, 2022, 2021, and 2020, all of which have been included in Amendment No. 1 to the Company’s Registration Statement on Form 20-F, were authorized for issuance on September 1, 2023 and May 1, 2023, respectively. On December 5, 2023, the Company executed a reverse stock split to consolidate its outstanding shares in the ratio of 20-for-1. Accordingly, as the reverse stock split occurred after the financial statements were authorized for issuance, the Company determined that the June 30, 2023 and 2022 interim condensed consolidated financial statements and the audited financial statements for the years ended December 31, 2022, 2021, and 2020 did not require restatement to show the impact of the reverse stock split under IFRS, as further discussed below.

In considering paragraph 64 of IAS 33 referenced by the Staff, the Company noted that this guidance requires retrospective restatement of earnings per share for a reverse stock split that occurs subsequent to the balance sheet date but before the date that the financial statements are authorized for issuance. However, as the Company is a public company in the United Kingdom, the interim and annual financial statements had been issued prior to the date of the reverse stock split, as noted above. Therefore, because the date of authorization of the Company’s financial statements that are included in the Form 20-F/A and that had been issued in the United Kingdom pre-dates the reverse stock split, paragraph 64 of IAS 33 does not require restatement of earnings per share. Furthermore, paragraph 3 of IAS 10 defines events after the reporting period as those that “occur between the end of the reporting period and the date when the financial statements are authorized for issue.” Additionally, paragraph 18 of IAS 10 states that “it is important for users to know when the financial statements were authorized for issue, because the financial statements do not reflect events after this date.” Therefore, in accordance with IAS 10, the Company believes that it would not be appropriate to update the financial statements for the reverse stock split because it occurred after the date of authorization of the financial statements.

In addition, the Company noted the Staff’s reference to SAB Topic 4.C. In considering this guidance, the Company assessed the guidance contained in SAB Topic 4.C. as specifically related to the application of U.S. GAAP. Accordingly, as an IFRS filer, the Company relied upon the guidance contained in SEC FRM 6320.5, which states that IFRS filers need not apply SABs that relate specifically to U.S. GAAP.

As a result of this analysis, the Company concluded that there is not an IFRS accounting requirement to amend earnings per share disclosures, and the Company did not retrospectively adjust the financial statements. Instead, the Company has disclosed the reverse stock split and the related pro forma impact on the previously reported shares outstanding and earnings per share elsewhere within the Form 20-F/A. In future filings which contain financial statements authorized for issuance after the reverse stock split has occurred, the Company will retrospectively show the impact of the reverse stock split in accordance with the guidance of paragraph 64 of IAS 33.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (737) 910-7363 or David.Miller@lw.com, or my colleague, Ryan Lynch, at (713) 546-7404 or Ryan.Lynch@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David Miller
David Miller
of LATHAM & WATKINS LLP

cc:	(via email)

Benjamin Sullivan, Diversified Energy Company plc

Ryan Lynch, Latham & Watkins LLP